

Michael Mason · 3rd

Director at X Wine Railroad

New York, New York, United States · 318 connections ·

Contact info

X Wine Railroad

 **Cardozo School of L**

Experience

Director
X Wine Railroad
Mar 2018 – Present · 2 yrs 9 mos

Partner
Barron Partners
Dec 2018 – Present · 2 yrs
Las Vegas, Nevada Area

 ### Vice President
Allen & Caron Investor Relations
Nov 1999 – Nov 2017 · 18 yrs 1 mo

As a Vice President at Allen & Caron, I worked with senior management to develop investor relations programs with the goal of increasing both company exposure and increasing shareholder value. I interfaced on a daily basis with buy-side and sell-side analysts, portfolio managers, hedge fund managers, and investment bankers, acting as the primary liai ...see mor

Operations Management

General Cinema Corporation
1979 – 1998 · 19 yrs

Education

 **Cardozo School of Law**
J.D., Law
1997 – 1999
Activities and Societies: Member of Arts and Entertainment Law Journal

 **Widener University School of Law**
1995 – 1997

 **Rutgers University - Camden**
B.S, Business



